EXHIBIT 99.4
                                                                    ------------


                                [GRAPHIC OMITTED]
                              [VIKING ENERGY LOGO]

NEWS RELEASE
JANUARY 4, 2005

VIKING ENERGY ROYALTY TRUST ANNOUNCES DISTRIBUTIONS FOR FIRST QUARTER 2005
--------------------------------------------------------------------------------

CALGARY, JANUARY 4, 2005 - (VKR.UN) Viking Energy Royalty Trust (the "Trust") announces that it has declared Unitholder distributions of $0.08 per Unit for each of the months of January, February and March 2005 as follows:

RECORD DATE              DISTRIBUTION DATE       EX-DISTRIBUTION DATE     DISTRIBUTION PER UNIT
-----------              -----------------       --------------------     ---------------------
January 24, 2005         February 15, 2005       January 20, 2005                 $0.08
February 22, 2005        March 15, 2005          February 18, 2005                $0.08
March 22, 2005           April 15, 2005          March 18, 2005                   $0.08

In 2004 Viking introduced its Premium DistributionTM, Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan") which offers eligible Unitholders an opportunity to direct that their monthly cash distributions be reinvested in additional Units at 95% of the average market price on the applicable distribution date. The Plan also includes a feature which allows eligible Unitholders to elect, under the Premium DistributionTM component of the Plan, to have these additional Units delivered to a designated broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such Unitholders would have otherwise been entitled to receive on the applicable distribution date.

With respect to the previously announced combination of Viking and Calpine Natural Gas Trust ("CNGT"), the Management Information Circular, Notice of Meeting and Proxy were mailed to CNGT Unitholders on December 22, 2004. Each CNGT unit will be exchange for 2.0 Viking trust units on a tax-deferred rollover basis. The combination of Viking and CNGT is subject to regulatory approvals and the approval by a majority of two-thirds of the CNGT Unitholders at a meeting to be held on January 27, 2005 with the transaction expected to close on February 1, 2005. CNGT Unitholders will be eligible to participate in Viking's Premium DistributionTM, Distribution Reinvestment and Optional Trust Unit Purchase Plan effective with the February 2005 distribution payable March 15, 2005.

Also announced on December 20, 2004 is Viking's offer to acquire Kensington Energy Ltd. for cash consideration of $0.52 per share with an aggregate consideration of $34 million. Viking plans to fund this acquisition from its undrawn credit facilities. The mailing of the offer to Kensington shareholders is expected to be completed in early January with an anticipated closing in February 2005.

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 111,118,079 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amount of 10.5% convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

For further information contact:

                                                 Viking Energy Royalty Trust
John Zahary, President and CEO                   Suite 400, 330-5th Avenue S.W.
                                                 Calgary, Alberta  T2P 0L4
         or

Robert Fotheringham, Vice President              Ph:  (403) 268-3175
Finance and CFO                                  Toll Free:  1-877-292-2527

         or                                      Email: vikingin@viking-roy.com

Diane Phillips, Investor Relations



To find out more about Viking Energy Royalty Trust visit our website at www.vikingenergy.com